UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  Etelos, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29760D100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Mitchell S. Levine                          with a copy to:
     Managing Member                             Steven E. Siesser, Esq.
     Enable Capital Management, LLC              Lowenstein Sandler PC
     One Ferry Building, Suite 255               1251 Avenue of the Americas
     San Francisco, California  94111            New York, New York  10020
     (415) 677-1577                              (212) 204-8688
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     29760D100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:   Enable Capital Management, LLC
     I.R.S. Identification Nos. of above persons (entities only):  73-1625368

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  AF, WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
              Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware, United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         5,868,500*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    5,868,500*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   5,868,500*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):            [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     23.9%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** Based on 22,700,634 shares of common stock, no par value per share (the "Shares"), of Etelos, Inc., a Delaware corporation (the "Company"), outstanding as of April 22, 2008, as represented by the Company's Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on April 25, 2008. As of April 23, 2008, Enable Growth Partners, L.P., a Delaware limited partnership ("EGP"), Enable Opportunity Partners, L.P., a Delaware limited partnership ("EOP"), and Pierce Diversified Strategy Master Fund, LLC, a Delaware limited liability company ("Pierce", and together with EOP and EGP, the "Investors"), collectively held (i) 4,049,833 Shares, (ii) warrants (the "Warrants") to purchase 444,444 Shares at an exercise price of $1.80 per Share, subject to certain adjustments, (iii) a 6% convertible note ("Note 1") in the aggregate principal amount of $924,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (iv) a 6% convertible note ("Note 2") in the aggregate principal amount of $440,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (v) a 6% convertible note ("Note 3") in the principal amount of $1,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share, and (vi) a 6% convertible note ("Note 4", and together with Note 1, Note 2, and Note 3, the "Notes") in the principal amount of $3,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share. Note 3, Note 4, and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation").

Enable Capital Management, LLC is the investment manager and general partner of EOP and EGP. Enable Capital Management, LLC is also the investment manager of Pierce. As investment manager of Pierce, and as general partner and investment manager of EOP and EGP, Enable Capital Management, LLC possesses voting and investment power over the securities held by the Investors as reported in this
Schedule 13D. Mitchell S. Levine is the Managing Member of Enable Capital Management, LLC and, as such, possesses voting and investment power over the securities held by the Investors as reported in this Schedule 13D. Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual capacity. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by or described in this Schedule 13D.

Cusip No.     29760D100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:   Pierce Diversified Strategy Master Fund, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-3911089

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
              Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware, United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         5,868,500*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    5,868,500*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   5,868,500*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):            [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     23.9%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
** Based on 22,700,634 shares of common stock, no par value per share (the "Shares"), of Etelos, Inc., a Delaware corporation (the "Company"), outstanding as of April 22, 2008, as represented by the Company's Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on April 25, 2008. As of April 23, 2008, Enable Growth Partners, L.P., a Delaware limited partnership ("EGP"), Enable Opportunity Partners, L.P., a Delaware limited partnership ("EOP"), and Pierce Diversified Strategy Master Fund, LLC, a Delaware limited liability company ("Pierce", and together with EOP and EGP, the "Investors"), collectively held (i) 4,049,833 Shares, (ii) warrants (the "Warrants") to purchase 444,444 Shares at an exercise price of $1.80 per Share, subject to certain adjustments, (iii) a 6% convertible note ("Note 1") in the aggregate principal amount of $924,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (iv) a 6% convertible note ("Note 2") in the aggregate principal amount of $440,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (v) a 6% convertible note ("Note 3") in the principal amount of $1,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share, and (vi) a 6% convertible note ("Note 4", and together with Note 1, Note 2, and Note 3, the "Notes") in the principal amount of $3,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share. Note 3, Note 4, and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation").

Enable Capital Management, LLC is the investment manager and general partner of EOP and EGP. Enable Capital Management, LLC is also the investment manager of Pierce. As investment manager of Pierce, and as general partner and investment manager of EOP and EGP, Enable Capital Management, LLC possesses voting and investment power over the securities held by the Investors as reported in this
Schedule 13D. Mitchell S. Levine is the Managing Member of Enable Capital Management, LLC and, as such, possesses voting and investment power over the securities held by the Investors as reported in this Schedule 13D. Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual capacity. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by or described in this Schedule 13D.

Cusip No.     29760D100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:   Enable Growth Partners, L.P.
     I.R.S. Identification Nos. of above persons (entities only):  75-3030215

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
              Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware, United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         5,868,500*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    5,868,500*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   5,868,500*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):            [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     23.9%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------
** Based on 22,700,634 shares of common stock, no par value per share (the "Shares"), of Etelos, Inc., a Delaware corporation (the "Company"), outstanding as of April 22, 2008, as represented by the Company's Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on April 25, 2008. As of April 23, 2008, Enable Growth Partners, L.P., a Delaware limited partnership ("EGP"), Enable Opportunity Partners, L.P., a Delaware limited partnership ("EOP"), and Pierce Diversified Strategy Master Fund, LLC, a Delaware limited liability company ("Pierce", and together with EOP and EGP, the "Investors"), collectively held (i) 4,049,833 Shares, (ii) warrants (the "Warrants") to purchase 444,444 Shares at an exercise price of $1.80 per Share, subject to certain adjustments, (iii) a 6% convertible note ("Note 1") in the aggregate principal amount of $924,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (iv) a 6% convertible note ("Note 2") in the aggregate principal amount of $440,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (v) a 6% convertible note ("Note 3") in the principal amount of $1,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share, and (vi) a 6% convertible note ("Note 4", and together with Note 1, Note 2, and Note 3, the "Notes") in the principal amount of $3,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share. Note 3, Note 4, and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation").

Enable Capital Management, LLC is the investment manager and general partner of EOP and EGP. Enable Capital Management, LLC is also the investment manager of Pierce. As investment manager of Pierce, and as general partner and investment manager of EOP and EGP, Enable Capital Management, LLC possesses voting and investment power over the securities held by the Investors as reported in this
Schedule 13D. Mitchell S. Levine is the Managing Member of Enable Capital Management, LLC and, as such, possesses voting and investment power over the securities held by the Investors as reported in this Schedule 13D. Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual capacity. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by or described in this Schedule 13D.

Cusip No.     29760D100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:   Enable Opportunity Partners, L.P.
     I.R.S. Identification Nos. of above persons (entities only):  20-1204059

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
              Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware, United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         5,868,500*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    5,868,500*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   5,868,500*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):            [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     23.9%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------
** Based on 22,700,634 shares of common stock, no par value per share (the "Shares"), of Etelos, Inc., a Delaware corporation (the "Company"), outstanding as of April 22, 2008, as represented by the Company's Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on April 25, 2008. As of April 23, 2008, Enable Growth Partners, L.P., a Delaware limited partnership ("EGP"), Enable Opportunity Partners, L.P., a Delaware limited partnership ("EOP"), and Pierce Diversified Strategy Master Fund, LLC, a Delaware limited liability company ("Pierce", and together with EOP and EGP, the "Investors"), collectively held (i) 4,049,833 Shares, (ii) warrants (the "Warrants") to purchase 444,444 Shares at an exercise price of $1.80 per Share, subject to certain adjustments, (iii) a 6% convertible note ("Note 1") in the aggregate principal amount of $924,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (iv) a 6% convertible note ("Note 2") in the aggregate principal amount of $440,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (v) a 6% convertible note ("Note 3") in the principal amount of $1,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share, and (vi) a 6% convertible note ("Note 4", and together with Note 1, Note 2, and Note 3, the "Notes") in the principal amount of $3,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share. Note 3, Note 4, and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation").

Enable Capital Management, LLC is the investment manager and general partner of EOP and EGP. Enable Capital Management, LLC is also the investment manager of Pierce. As investment manager of Pierce, and as general partner and investment manager of EOP and EGP, Enable Capital Management, LLC possesses voting and investment power over the securities held by the Investors as reported in this
Schedule 13D. Mitchell S. Levine is the Managing Member of Enable Capital Management, LLC and, as such, possesses voting and investment power over the securities held by the Investors as reported in this Schedule 13D. Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual capacity. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by or described in this Schedule 13D.

Cusip No.     29760D100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:   Mitchell S. Levine
     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO, PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
              Not Applicable
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:              73,333*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         5,868,500*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:         73,333*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    5,868,500*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   5,941,833*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):            [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     24.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
** Based on 22,700,634 shares of common stock, no par value per share (the "Shares"), of Etelos, Inc., a Delaware corporation (the "Company"), outstanding as of April 22, 2008, as represented by the Company's Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on April 25, 2008. As of April 23, 2008, Enable Growth Partners, L.P., a Delaware limited partnership ("EGP"), Enable Opportunity Partners, L.P., a Delaware limited partnership ("EOP"), and Pierce Diversified Strategy Master Fund, LLC, a Delaware limited liability company ("Pierce", and together with EOP and EGP, the "Investors"), collectively held (i) 4,049,833 Shares, (ii) warrants (the "Warrants") to purchase 444,444 Shares at an exercise price of $1.80 per Share, subject to certain adjustments, (iii) a 6% convertible note ("Note 1") in the aggregate principal amount of $924,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (iv) a 6% convertible note ("Note 2") in the aggregate principal amount of $440,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (v) a 6% convertible note ("Note 3") in the principal amount of $1,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share, and (vi) a 6% convertible note ("Note 4", and together with Note 1, Note 2, and Note 3, the "Notes") in the principal amount of $3,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share. Note 3, Note 4, and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation").

Enable Capital Management, LLC is the investment manager and general partner of EOP and EGP. Enable Capital Management, LLC is also the investment manager of Pierce. As investment manager of Pierce, and as general partner and investment manager of EOP and EGP, Enable Capital Management, LLC possesses voting and investment power over the securities held by the Investors as reported in this
Schedule 13D. Mitchell S. Levine is the Managing Member of Enable Capital Management, LLC and, as such, possesses voting and investment power over the securities held by the Investors as reported in this Schedule 13D. Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual capacity. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by or described in this Schedule 13D.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the "Shares"), of Etelos, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1900 O'Farrell Street, Suite 320, San Mateo, California 94403.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Enable Capital Management, LLC a Delaware limited liability company ("ECM"). This Schedule 13D is also filed on behalf of (i) Enable Opportunity Partners, L.P., a Delaware limited partnership ("EOP"), (ii) Enable Growth Partners, L.P., a Delaware limited partnership ("EGP"), (iii) Pierce Diversified Strategy Master Fund, LLC, a Delaware limited liability company ("Pierce", and together with EOP and EGP, the "Investors"), and (iv) Mitchell S. Levine (together with the Investors and ECM, the "Filing Parties"). ECM serves as the general partner and investment manager EOP and EGP. ECM also serves as the investment manager of Pierce. As investment manager of Pierce, and as investment manager and general partner of EOP and EGP, ECM possesses voting and investment power over the securities owned by the Investors reported in this Schedule 13D. Mitchell S. Levine is the Managing Member of ECM, and, as such, possesses voting and investment power over the securities owned by the Investors reported in this Schedule 13D. Mitchell S. Levine also possesses sole voting and investment power over the securities of the Company that he holds in his individual capacity. Mr. Levine is a citizen of the United States.

          The Filing Parties' principal business is investing in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. The principal office of the Filing Parties is located at One Ferry Building, Suite 255, San Francisco, California 94111.

          During the past five years, none of the Filing Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Filing Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The 6% Secured Convertible Debenture (referred to in Item 5 as "Note 3" and "Note 4") and the Common Stock Purchase Warrant described in Item 5 of this Schedule 13D were acquired by the Investors in the aggregate principal amount of $3,000,000. These instruments were acquired with cash from the respective assets of EOP, EGP and Pierce.

          The 3,636,500 Shares described in Item 5 were acquired through a merger between Etelos Incorporated, a Washington corporation, and Tripath Technology, Inc., a Delaware corporation ("Tripath") that was effective on April 22, 2008 (the "Merger"). Prior to the Merger, the Investors held 10,909,500 shares of Tripath common stock, which the Investors acquired from Tripath in exchange for the Investors' forgiveness of a senior secured claim against Tripath in the amount of $181,825 in connection with Tripath's Chapter 11 Reorganization. After the effective date of the Merger, the 10,909,500 shares of Tripath common stock held by the Investors were converted on a three-for-one basis into 3,636,500 Shares of the Company.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. The Filing Parties have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of April 23, 2008, the Investors collectively held (i) 4,049,833 Shares, (ii) warrants (the "Warrants") to purchase 444,444 Shares at an exercise price of $1.80 per Share, subject to certain adjustments, (iii) a 6% convertible note ("Note 1") in the aggregate principal amount of $924,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (iv) a 6% convertible note ("Note 2") in the aggregate principal amount of $440,000, which is convertible into Shares at a conversion rate of $0.75 per Share, (v) a 6% convertible note ("Note 3") in the principal amount of $1,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share, and (vi) a 6% convertible note ("Note 4", and together with Note 1, Note 2, and Note 3, the "Notes") in the principal amount of $3,000,000, which is convertible into Shares at a conversion rate of $1.35 per Share. Note 3, Note 4, and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation").

          ECM is the investment manager and general partner of EOP and EGP. ECM is also the investment manager of Pierce. As investment manager of Pierce, and as investment manager and general partner of EOP and EGP, ECM possesses voting and investment power over the securities held by the Investors as reported in this Schedule 13D. Mitchell S. Levine is the Managing Member of ECM and, as such, possesses voting and investment power over the securities held by the Investors as reported in this Schedule 13D. Mitchell S. Levine also possesses sole voting and investment power over the 73,333 Shares that he holds in his individual capacity.

          Based upon information set forth in the Company's Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on April 25, 2008, there were 22,700,634 Shares outstanding as of April 22, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Investors may be deemed to beneficially own 5,868,500 Shares, or 23.9% of the Shares deemed issued and outstanding as of April 23, 2008, and Mitchell S. Levine may be deemed to beneficially own 5,941,833 Shares, or 24.2% of the Shares deemed issued and outstanding as of April 23, 2008. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by or described in this Schedule 13D.

          Except as set forth above, no other Common Shares or securities convertible into, exercisable for or exchangeable for Common Shares are owned, beneficially or otherwise, by any of the persons referenced in Item 2.

          During the sixty (60) days on or prior to April 23, 2008, the Filing Parties effected the following transactions in Common Shares or securities convertible into, exercisable for or exchangeable for Common Shares:

          On April 22, 2008, the Company and the Investors entered into a 6% Secured Convertible Debenture in the principal amount of $3,000,000 (the "Debenture"), which is convertible into Shares at a conversion rate of $1.35 per Share. On April 22, 2008, in connection with the Debenture, the Company issued to EGP a Common Stock Purchase Warrant to acquire 333,333 Shares at an exercise price of $1.80 per Share, subject to certain adjustments (the "Common Stock Purchase Warrant").

          On April 23, 2008, the Investors acquired 3,636,500 Shares through a merger between Etelos, Incorporated, a Washington corporation and Tripath Technology, Inc., a Delaware corporation that was effective on April 22, 2008 in exchange for 10,909,500 Shares of Tripath common stock. See Item 3 for further information.

          Except as set forth above, none of the persons referenced in Item 2 has effected any transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, during the sixty (60) days on or prior to April 23, 2008.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
          ----------------------------------------------------------------------

          Not Applicable.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Not Applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 12, 2008


                                            ENABLE CAPITAL MANAGEMENT, LLC

                                            By: /s/ Mitchell S. Levine
                                               ---------------------------------
                                             Name:  Mitchell S. Levine
                                             Title: Managing Member

                            JOINT FILING UNDERTAKING
                            ------------------------


Each of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P., Pierce Diversified Strategy Master Fund, LLC, and Mitchell S. Levine hereby agrees, by their execution below, that the Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.

Dated:  May 12, 2008             ENABLE GROWTH PARTNERS, L.P.

                                 By:  Enable Capital Management, LLC, its
                                      General Partner

                                 By: /s/ Mitchell S. Levine
                                     -------------------------------------------
                                         Mitchell S. Levine, its Managing Member


Dated:  May 12, 2008             ENABLE OPPORTUNITY PARTNERS, L.P.

                                 By:  Enable Capital Management, LLC, its
                                      General Partner

                                 By: /s/ Mitchell S. Levine
                                     -------------------------------------------
                                         Mitchell S. Levine, its Managing Member


Dated:  May 12, 2008             PIERCE DIVERSIFIED STRATEGY MASTER FUND, LLC

                                 By: Enable Capital Management, LLC, its Manager


                                 By: /s/ Mitchell S. Levine
                                     -------------------------------------------
                                         Mitchell S. Levine, its Managing Member


Dated:  May 12, 2008             MITCHELL S. LEVINE


                                 /s/ Mitchell S. Levine
                                 -----------------------------------------------
                                     Mitchell S. Levine





  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).